December 6, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eathen Gums and Arthur Sandel

Re:	CarMax Auto Funding LLC
Registration Statement on Form SF-3
Filed November 5, 2021
File No. 333-260819

Ladies and Gentlemen:

This letter is provided on behalf of CarMax Auto Funding LLC (the “Depositor”) in response to the letter dated November 30, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission in connection with the above-referenced submission and the filing of Amendment No. 1 to Form SF-3 Registration Statement with respect thereto.

The Depositor’s responses to the Staff’s comments are set forth below. The numbered paragraphs below set forth the Staff’s comments in italicized text together with the Depositor’s responses. The numbers correspond to the numbered paragraphs in the Comment Letter. Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor.

Registration Statement on Form SF-3

Risk Factors, page 38

1.

To the extent that you believe investors in these asset-backed securities may be impacted by climate related events, including, but not limited to, existing or pending legislation or regulation that relates to climate change, please consider revising your disclosure to describe these risks. See the Commission’s Guidance Regarding Disclosure Related to Climate Change, Interpretive Release No. 33-9106 (February 8, 2010).

Response: We have revised the disclosure on pages 14 and 35 to include a risk factor regarding risks relating to the effects of climate change and the ongoing efforts to mitigate its impact, including through climate change-related legislation and regulation.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact my counsel, James J. Antonopoulos of Mayer Brown LLP, at (312) 701-8019.

Sincerely,

/s/ Enrique Mayor-Mora
Enrique Mayor-Mora President, CarMax Auto Funding LLC

cc:	Mac Stuckey, CarMax Auto Funding LLC
James Antonopoulos, Mayer Brown LLP